December 11, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The India Fund, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 27, 2013
File No. 811-08266

Dear Mr. Bartz:

We are writing on behalf of our client, The India Fund, Inc. (the “Fund”), in response to our discussion with the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on December 4, 2013 regarding the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”), filed on November 27, 2013. We are also filing concurrently with this letter the Fund’s Definitive Proxy Statement on Schedule 14A (the “Proxy”), which reflects revisions based on our discussion with the Staff and updates a limited amount of other information.

Set forth below are our responses to the Staff’s comments as discussed. Page references in the text of this letter correspond to the pages of the Proxy. To assist your review, we have set forth the Staff’s comments in italics below.

General

1.	A Schedule TO-C was filed in connection with the Fund’s Preliminary Proxy. Was this filing an error?

The Fund respectfully submits that the filing of the Schedule TO-C was not an error. The Fund’s Preliminary Proxy contained, and the Proxy will contain, a description of a conditional issuer tender offer which the Fund expects to conduct if the proposal in the Proxy is approved by Stockholders (see page 7). Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), requires that all written communications made by an issuer relating to an issuer tender offer be filed under cover of Schedule TO on the date of such communication.

Accordingly, since the Preliminary Proxy contained a written communication relating to an issuer tender offer, the Fund filed a Schedule TO-C containing such written communication.

Background, p. 5

2.	Please include a statement clarifying that the Fund will cease to operate as an interval fund if Stockholders vote to eliminate the fundamental policy described in the Preliminary Proxy.

The Fund has revised the disclosure on page 5 as requested.

Beneficial Share Ownership, p. 8

3.	When added together, the percentage of beneficial share ownership of the City of London Investment Group and Cede & Co. disclosed on page 8 exceeds 100%. Please clarify.

The Fund respectfully submits that the 10.9% ownership percentage of City of London Investment Group (“COL”) is based upon a review of filings made pursuant to Section 13 of the 1934 Act and represents shares beneficially owned by COL. By contrast, Cede & Co. is the nominee account for broker-held accounts, and is the holder of record, rather than the beneficial owner, of 90.53% of the outstanding shares of the Fund, which includes shares beneficially owned by COL.

We are grateful for your assistance in this matter. Please do not hesitate to contact Sarah E. Cogan (scogan@stblaw.com or 212-455-3575) or Allison Wilson (awilson@stblaw.com or 212-455-2423) with any questions or further comments you may have.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP